Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Mining Receives Continued Listing Standards Notice from NYSE American

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, June 10, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growth-oriented precious metals producer focused on the Americas, reports that it has received notice (the “Notice”) from NYSE American LLC (“NYSE American”) that it has fallen below the continued listing requirement related to the price of its common stock on the NYSE American. The NYSE American determined that because the Company’s securities have been selling for a low price per share for a substantial period, which the NYSE determines to be a 30-trading-day average of less than $0.20, the Company was not in compliance with Section 1003(f)(v) of the NYSE American Company Guide.

The Company intends to take steps to regain compliance with NYSE American continued listing requirements. In the Notice, the NYSE American informed the Company that its continued listing is predicated on demonstrating sustained price improvement above $0.20 per share no later than by December 6, 2022, which could be achieved by effecting a reverse stock split of its common stock. At the Company’s upcoming AGM on June 29, 2022, shareholders will be asked to vote on a resolution that will grant the Company’s Board of Directors the discretion to authorize a reverse stock split in order to satisfy continued listing requirements. More information can be found in the Company’s Management Information Circular dated May 16, 2022, available on the Company's website at www.greatpanther.com/investors/agm, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

The Company's listing on the Toronto Stock Exchange ("TSX") is unaffected by any actions of the NYSE. The Company's common stock will continue to be listed on the NYSE American while it attempts to regain compliance with the listing standards, subject to the Company's compliance with other continued listing requirements. The NYSE American notification does not affect the Company's business operations or its reporting obligations under the Securities and Exchange Commission regulations and rules.

ABOUT GREAT PANTHER

Great Panther is a growth-oriented precious metals producer focused on the Americas. The Company owns a portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange under the symbol GPR and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding the Company’s expectations that it will meet the NYSE American continued listing standards, and the Company’s growth orientation and focus on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory risks and uncertainties, including risks relating to the Company’s ability to regain compliance with NYSE American listing standards, and those described in respect of Great Panther in its most recent annual information form and management’s discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management’s discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2